Exhibit 99.3

IMMEDIATE	11 November 2004

Royal & SunAlliance sells its Japanese portfolios attributing a total value of £118m

Royal & Sun Alliance Insurance Group plc announces that it is to sell the business of its branch operations in Japan to American Home Assurance Company and AIU Insurance Company, both member companies of American International Group Inc. (AIG). Consideration payable by AIG will be £92m, principally for the goodwill of the business, payable in cash, which, together with assets of the business to be retained by Royal & SunAlliance, means that the total value attributable to its Japanese operations as a result of the disposal, before transaction costs and related outgoings, is expected to be around £118m.

Commenting on the transaction, Simon Lee, Royal & SunAlliance’s CEO International Businesses, said,

"This deal represents a strong return for shareholders. The transaction signals the end of the main restructuring process for International Businesses. Our aim now is to develop further the rest of the international franchise where we believe have high quality businesses and the opportunity for continued long term earnings growth.”

The transaction is subject to regulatory and other conditions and a completion accounting adjustment.

–ENDS–

….more

For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7111 7212	Tel: +44 (0) 20 7111 7047

Notes to editors:

•	The transaction will release risk based capital of £93m and statutory capital of £81m.

•	As at 30 September 2004 the net assets of the branches of around £26m (¥5.2bn) represented under 1% of Group shareholders’ funds and the net written premium of around £33m (¥6.6bn) was under 1% of Group net premiums.

•	Royal & SunAlliance operates in Japan through branch operations of The London Assurance, which is principally involved in direct marketing of personal insurances, and Royal & Sun Alliance Insurance plc, which sells commercial insurance via brokers.